UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023 (Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On September 27, 2023, the Company issued a press release titled “SciSparc Announces Expected Implementation of 1-for-26 Reverse Share Split.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On September 29, 2023, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc to Initiate Its Clinical Trial with SCI-210 in Pediatrics with Autism Spectrum Disorder.” A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

Exhibit 99.1 and the first, second, fourth, fifth and sixth paragraphs and the section titled “Forward-Looking Statements” of the press release included as Exhibit 99.2 of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

1

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. dated September 27, 2023, titled “SciSparc Announces Expected Implementation of 1-for-26 Reverse Share Split.”
99.2	Press release issued by SciSparc Ltd. dated September 29, 2023, titled “SciSparc to Initiate Its Clinical Trial with SCI-210 in Pediatrics with Autism Spectrum Disorder.”

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 29, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

3